UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended **December 31, 2007**

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

_____

Commission File Number 1-16305
_____

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

INVESTMENT PLAN FOR EMPLOYEES OF PUGET SOUND ENERGY, INC.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUGET ENERGY, INC.
10885 N.E. 4th St.
Bellevue, Washington 98004-5591

Investment Plan for Employees of Puget Sound Energy, Inc.
Index
December 31, 2007 and 2006

Note: Other schedules required by 20 CFR Section 2520.103-10 of the Department of Labor's Rules
         and Regulations for Reporting and Disclosure under the Employee Retirement Income Security
         Act have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Compensation and Leadership Development Committee of
the Board of Directors of Puget Sound Energy, Inc. and Participants of
The Investment Plan of Puget Sound Energy, Inc

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Investment Plan of Puget Sound Energy, Inc. (the "Plan") at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers

Seattle, Washington
June 25, 2008

Investment Plan for Employees of Puget Sound Energy, Inc.
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets		
Investments, at fair value	$ 487,016,026	$ 445,828,234
Receivables		
Employer contribution	1,367,578	1,283,089
Participant contributions	675,321	689,620
Total receivables	2,042,899	1,972,709
Total assets	489,058,925	447,800,943
Liabilities		
Excess contributions payable	21,838	29,216
Total liabilities	21,838	29,216
Net assets available for benefits at fair value	489,037,087	447,771,727
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(326,173)	449,671
Net assets available for benefits	$ 488,710,914	$ 448,221,398

The accompanying notes are an integral part of these financial statements.

Investment Plan for Employees of Puget Sound Energy, Inc.
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to		
Interest and dividend income	$ 27,747,203	$ 23,019,625
Net appreciation in value of investments	14,994,458	37,058,452
Net investment income	42,741,661	60,078,077
Contributions		
Employer	8,922,048	7,887,879
Participant	17,838,213	15,504,540
Total contributions	26,760,261	23,392,419
Total additions to net assets	69,501,922	83,470,496
Deductions from net assets attributed to		
Participant distributions	(29,012,406)	(35,305,312)
Increase in net assets available for benefits	40,489,516	48,165,184
Net assets available for benefits		
Beginning of year	448,221,398	400,056,214
End of year	$ 488,710,914	$ 448,221,398

The accompanying notes are an integral part of these financial statements.

Investment Plan for Employees of Puget Sound Energy, Inc.
Notes to Financial Statements
December 31, 2007 and 2006

1. **Description of Plan**

    The following description of the Investment Plan for Employees of Puget Sound Energy, Inc., (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    General

    The Plan is a defined contribution plan covering all regular full-time and part-time employees of Puget Sound Energy, Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

    On October 26, 2007, Puget Energy, the parent company of the Plan Sponsor, announced that it had entered into a definitive Agreement and Plan of Merger, dated as of October 25, 2007, pursuant to which Puget Energy will be acquired by a consortium of long-term infrastructure investors led by Macquarie Infrastructure Partners, the Canada Pension Plan Investment Board and British Columbia Investment Management Corporation and also includes Alberta Investment Management, Macquarie-FSS Infrastructure Trust and Macquarie Capital Group. If the merger is approved, then each share of PE stock will be redeemed for $30. The proceeds from the sale of any assets in the stock fund will be invested in funds that the employees chooses, or will be invested in a default investment fund.

    Contributions

    Nonunion represented and certain union represented participants of the Plan may elect to make contributions of 1% to 30% of their eligible compensation, subject to certain limits. Certain other union represented participants may elect to make contributions of 1% to 30% of their eligible compensation, subject to certain limits. Participants may contribute to the Plan from pre-tax compensation, after-tax compensation, or a combination of both. Participants who will be at least 50 years old by the end of the year may elect to make additional pre-tax contributions, or catch-up contributions, to the Plan, not to exceed the amount allowable under current income tax regulations. Participants are also allowed to make rollover contributions of amounts received from certain other tax-qualified retirement plans.

    Each plan year, the Company makes a required contribution on behalf of nonunion represented and certain union represented participants equal to 1% of each such participant's eligible compensation. In addition to the required contribution, the Company makes a matching contribution on behalf of nonunion represented and certain union represented participants on the last day of each pay period equal to 100% of each such participant's contributions up to and including 6% of such participant's eligible compensation. For certain other union represented participants, the Company makes a matching contribution on behalf of each participant equal to 55% of each such participant's contributions up to 6% of such participant's eligible compensation. The Company also may make a discretionary contribution in a given year to nonunion represented and certain union represented participants who are employed on the last day of the plan year. The Company may elect to pay all or part of its matching contributions in common stock of Puget Energy, Inc., rather than in cash to the extent the participant has elected to invest in Company stock. $781,711 and $824,864 of the Company contributions were made in common stock in 2007 and 2006, respectively. The remainder of the Company's contributions was made in cash.

Unvested Company contributions that are forfeited by participants are used to restore any portion of a former participant's accounts that was previously forfeited if such participant is reemployed by the Company or an affiliate before a five year break in service. Any additional forfeited amounts are used to reduce future Company contributions required to be paid to the Plan. To the extent that forfeited amounts are insufficient to restore any such former participant's accounts, additional special Company contributions may be necessary. During the years ended December 31, 2007 and 2006, unvested Company contributions of $4,058 and $14,247 were forfeited. See Note 9 for recent Plan amendments resulting in immediate vesting of the Company's contributions.

All participant and Company contributions are invested at the direction of each participant in any of the available investment options.

Total participant contributions in any calendar year are limited to the applicable limit under the Internal Revenue Code. The plan also provides that certain limitations may be imposed on participants' contributions in order to comply with statutory requirements. Any participant contributions in excess of these limits will be recorded in these financial statements as a liability to return those excess contributions to the participants. At December 31, 2007 and 2006, the Plan had $21,838 and $29,216, respectively, of excess contributions to be returned to the participants.

Participant Loans
Loans are available to nonunion represented and certain union represented participants who have an account under the Plan. Such participants may borrow up to the lesser of $50,000 or 50% of the total value of their vested account balances. Loan amounts are restricted to a minimum of $1,000. Loan terms are not to exceed five years, or if the loan proceeds are used to finance the participant's principal residence, not to exceed 15 years. Loans may be additionally limited in accordance with Plan provisions. At December 31, 2007, loans bear interest at a range of 6% to 10.5%. Interest rates are based on commercial interest rates at the time each loan is made. Interest income related to loans outstanding was $190,026 and $163,298 for 2007 and 2006, respectively. Interest income is allocated to the various funds as directed by the participants.

Plan Expenses
Expenses incurred for brokerage and similar services, or for investment advice and the evaluation thereof are indirectly charged through net appreciation. Administrative and other expenses incurred by the Plan are charged to participant accounts unless voluntarily paid by the Company. These expenses were voluntarily paid by the Company during 2007 and 2006. These expenses were deemed to be immaterial.

Vesting
Participants are fully vested in their participant contribution accounts at all times and become fully vested in their Company contribution accounts under any of the following circumstances (as defined in the Plan document): termination of the Plan; attainment of age 65 while employed by the Company; termination due to layoff, death or disability; entry into the United States Armed Forces for more than 90 days. Beginning on January 1, 2007 for non-represented and certain represented employees and June 20, 2007 for certain other union represented employees employed on those dates, Company contributions are always 100% vested.

Payment of Benefits and Withdrawals
Upon termination of service, a participant or his or her beneficiary will generally receive a lump sum cash distribution equal to the value of the participant's vested interest in his or her accounts; provided, however that the participant or his or her beneficiary may elect to receive whole shares of common stock of Puget Energy, Inc. ("PE stock") to the extent his or her accounts are deemed invested in such stock. In some cases, in lieu of receiving a lump sum distribution, a participant may elect installments over the shorter of ten years or the participant's life expectancy or a nontransferable annuity contract for a specified number of years not to exceed the joint life expectancy of the participant and his or her spouse. A participant may also be eligible to roll the distribution over to an individual retirement account or annuity or another employer's retirement plan. In addition to the payment of benefits, the Plan provides for the withdrawal of a participant's after-tax contributions and hardship withdrawals. Such withdrawals may restrict future participation in the Plan, pursuant to the provisions of the Plan document.

Effective January 1, 2005, the Company converted the Company Stock Fund (the "Fund"), which is designed to be invested primarily in shares of Puget Energy, Inc. common stock ("PE Stock"), to an employee stock ownership plan ("ESOP"), within the meaning of Section 4975(e)(7) of the Internal Revenue Code. Under the ESOP, each participant may elect to have any cash dividends paid on shares of PE Stock held in his or her account paid directly to him or her or reinvested in shares of PE Stock via the Fund. All such cash dividends are 100% vested at all times.

Participant Accounts
Where applicable, each participant's account is credited with Pre-Tax Contributions, Matching Contributions, Supplemental Contributions, Rollover Contributions and net earnings or losses. Pre-Tax Contributions are based on the participant's deferral election. Matching Contributions are credited to the participant's account according to the formula defined in the Plan document and allocated according to the participant's deferral elections. Rollover contributions are credited upon receipt from the tax-qualified plan of another employer or from an IRA. Plan earnings are allocated based on account balances in the investment options selected by the participant. If the merger is approved, then each share of Puget Energy Stock will be redeemed for $30 and re-invested as described above.

2. Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and Statement Of Position 94-4-1, *Reporting for Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts in the statements of changes in net assets available for benefits during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in combinations of common stock, mutual funds, and common and commingled trust funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments in Puget Energy, Inc. stock are traded on a national securities exchange. These investments are valued at the last reported sales price on the last business day of the year.

Investments in mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year end.

Investments in common and commingled trust funds are valued based on financial statements provided by the Plan's investment custodians, which are audited annually by independent accountants. Values for such funds, except the T. Rowe Price Stable Value Trust Fund (the "SVT"), are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates.

Investment in the SVT is also presented at fair value on the statement of net assets available for benefits. Such fair value is calculated using information reported in Stable Value Trust's audited financials.

Purchases and sales of securities are reflected on a settlement basis. Average cost or recorded cost is used in determination of realized gain or loss on sales of securities.

Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Payment of Benefits

Benefits are recorded when paid.

3. **Investments**

The following presents the fair value of investments that represent 5% or more of the Plan's net assets available for benefits at December 31:

	2007	2006
Common stock		
Puget Energy, Inc., 1,299,956 and 1,377,619		
shares, respectively	$35,657,788	$34,936,411
Mutual funds		
PIMCO Total Return Fund, 3,026,728 and 2,765,036		
shares, respectively	32,355,719	28,701,069
T. Rowe Price New Era Fund, 1,285,106 and 1,247,071		
shares, respectively	78,597,109	57,365,274
T. Rowe Price Small-Cap Value Fund, 1,581,778 and		
1,539,615 shares, respectively	56,817,483	63,447,527
PBHG Mid-Cap Value Fund, 1,215,496 and 1,056,165		
shares, respectively	27,300,034	26,847,718
Morgan Stanley International Growth Fund, 1,595,436 and		
1,303,402 shares, respectively	29,866,556	26,589,394
Common and commingled trust funds		
T. Rowe Price Equity Index Trust Fund, 834,885 and		
892,184 shares, respectively	36,442,710	36,936,410
T. Rowe Price Stable Value Trust Fund, 54,860,334 and		
52,902,428 shares, respectively (at contract value)	54,860,334	52,452,757
T. Rowe Price Equity Income Trust Fund, 6,661,593 and		
7,421,683 shares, respectively	76,008,778	82,232,250

During 2007 and 2006 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $14,994,458 and $37,058,452, respectively. This appreciation is summarized as follows:

	2007	2006
Common stock	$ 2,765,061	$ 7,054,172
Mutual funds	7,676,928	16,775,520
Common and commingled trust funds	4,552,469	13,228,760
Net appreciation (depreciation) in value of investments	$14,994,458	$37,058,452

4. **Related Party Transactions**

Certain Plan investments include shares of Puget Energy, Inc. common stock and shares of mutual funds and common and commingled trust funds managed by T. Rowe Price, who also acts as the trustee for the Plan. Therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for trustee services were paid by the Plan sponsor.

The Plan's investments in various T. Rowe funds represents approximately 78% of the total value of investments at both December 31, 2007 and 2006. Gross purchases of TRP funds were 86,690,230 and $165,076,659 for 2007 and 2006, respectively. Gross sales of T. Rowe Price funds were $67,872,335 and $163,731,929 for 2007 and 2006, respectively (including of $23,239,928 and $29,562,765, respectively from T. Rowe Price funds distributed to members upon withdrawal from the Plan).

The Plan's investment in Puget Energy, Inc. common stock represents approximately 7% and 8% of the total value of investments at both December 31, 2007 and 2006, respectively. Gross purchases of Puget Energy, Inc. common stock were $4,028,788 and $3,446,091 for 2007 and 2006, respectively. Gross sales of Puget Energy, Inc. common stock were $6,072,473 and $8,107,576 for 2007 and 2006, respectively (including $1,779,629 and $2,065,210, respectively of Puget Energy, Inc. stock distributed to members upon withdrawal from the Plan).

5.   Termination and Amendment

The Plan is intended to continue indefinitely; however, the Board of Directors of the Company may at any time and for any reason modify, amend or terminate the Plan. The administrative committee of the Plan may modify or amend the Plan, if such modifications or amendments are administrative in nature or are required by law or regulation to maintain the qualified status of the Plan.

No modification or amendment of the Plan may retroactively deprive any individual of rights accrued under the Plan except to the extent that any change is made necessary by law or regulation issued by the Internal Revenue Service to permit qualification or continued qualification of the Plan as a tax exempt trust under applicable law or regulation. Furthermore, no modification or amendment of the Plan shall cause or permit any part of the Plan to be diverted to purposes other than for the exclusive benefit of participants and their beneficiaries and for defraying the reasonable expenses of administering the Plan or to revert to or become the property of the Company, unless it is first determined by the Internal Revenue Service that the Plan with the proposed modification or amendment will continue to be a qualified plan under Section 401 of the Internal Revenue Code of 1954, as amended, or any statute of similar import.

6.   Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated May 9, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

In July 2006, FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109" (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 requires the use of a two-step approach for recognizing and measuring tax positions taken or expected to be taken in a tax return. First, the tax position should only be recognized when it is more likely than not, based on technical merits, that the position will be sustained upon examination by the taxing authority. Second, a tax position, that meets the recognition threshold, should be measured at the largest amount that has a greater than 50.0% likelihood of being sustained. FIN 48 was effective for the Plan as of January 1, 2007. Plan

Investment Plan for Employees of Puget Sound Energy, Inc.
Notes to Financial Statements
December 31, 2007 and 2006

Management has assessed and believes there is no FIN 48 impact. In addition, Plan Management believes there is no Unrelated Business Income Tax ("UBIT") associated with the Plan.

7.   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31:

	2007	2006
Net assets available for benefits per financial statements	$488,710,914	$448,221,398
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	326,173	(449,671)
Net assets available for benefits per the Form 5500	$489,037,087	$447,771,727

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500 at December 31, 2007:

	Net Appreciation in Value of Investments in Common/ Collective Trusts	Increase in Net Assets Available for Benefits
Amount per financial statements	$ 4,552,469	$ 40,489,516
Adjustment from contract value to fair value for fully benefit-responsive investment contracts for 2006	449,671	449,671
Adjustment from contract value to fair value for fully benefit-responsive investment contracts for 2007	326,173	326,173
Amount per Form 5500	$ 5,328,313	$ 41,265,360

8.   New Accounting Pronouncements

On September 15, 2006, FASB issued SFAS No. 157, which clarifies how companies should use fair value measurements in accordance with GAAP for recognition and disclosure purposes. SFAS No. 157 establishes a common definition of fair value and a framework for measuring fair value under GAAP, along with expanding disclosures about fair value to eliminate differences in current practice that exist in measuring fair value under the existing accounting standards. The definition of fair value in SFAS No. 157 retains the notion of exchange price; however, it focuses on the price that would be received to sell the asset or paid to transfer a liability (i.e. an exit price), rather than the price that would be paid to acquire the asset or received to assume the liability (i.e. an entrance price). Under SFAS No. 157, a fair value measure should reflect all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of nonperformance. To increase consistency and comparability in fair value measures, SFAS No. 157 establishes a three-level fair value hierarchy to prioritize the inputs used in valuation techniques between observable inputs that reflect quoted market prices in active markets, inputs other than quoted prices with observable market data, and unobservable data (e.g. a plan's own data).

SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, which was January 1, 2008, for the Plan. The Plan adopted SFAS No. 157 on January 1, 2008, prospectively, as required by the Statement. At the date this Statement is initially applied to the financial statements, a difference, if any, between the carrying amounts and the fair values of those instruments shall be recognized as a cumulative-effect adjustment to the opening balance of net assets. The Plan estimates that the impact of the adoption of SFAS No. 157 to its statement of changes in net assets available for benefits to be immaterial.

9.   **Recent Plan Amendments**

Beginning on January 1, 2007 for non-represented and certain represented employees and June 20, 2007 for certain other union represented employees employed on those dates, Company contributions are always 100% vested.

In addition, during 2006 and 2007 the Plan was amended to clarify the following:

- Technical definitions,

- The Trustee's loan authorization,

- Responsibility to notify Participants whose vested benefit exceeds $1,000, and

- Provisions regarding withdrawals and loans

Supplemental Schedule

Investment Plan for Employees of Puget Sound Energy, Inc.
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par and Maturity Value	(d) Cost **	(e) Current Value
	Common stock			
*	Puget Energy, Inc.	Common stock		$ 35,657,788
	Mutual funds			
	PIMCO Total Return Fund	Mutual fund		32,355,719
*	T. Rowe Price Mid-Cap Value Fund	Mutual fund		27,300,034
	Morgan Stanley Small Company Growth Fund	Mutual fund		6,060,852
	Morgan Stanley International Growth Fund	Mutual fund		29,866,556
*	T. Rowe Price Balanced Fund	Mutual fund		12,023,587
*	T. Rowe Price New Era Fund	Mutual fund		78,597,109
*	T. Rowe Price Small-Cap Value Fund	Mutual fund		56,817,483
*	T. Rowe Price Growth Stock Fund	Mutual fund		22,334,250
*	T. Rowe Price Retirement Income Fund	Mutual fund		505,277
*	T. Rowe Price Retirement 2055 Fund	Mutual fund		31,414
*	T. Rowe Price Retirement 2050 Fund	Mutual fund		93,006
*	T. Rowe Price Retirement Fund 2045	Mutual fund		184,577
*	T. Rowe Price Retirement 2040 Fund	Mutual fund		261,691
*	T. Rowe Price Retirement 2035 Fund	Mutual fund		556,440
*	T. Rowe Price Retirement 2030 Fund	Mutual fund		532,142
*	T. Rowe Price Retirement Fund 2025	Mutual fund		1,651,856
*	T. Rowe Price Retirement 2020 Fund	Mutual fund		2,281,237
*	T. Rowe Price Retirement 2015 Fund	Mutual fund		5,484,653
*	T. Rowe Price Retirement 2010 Fund	Mutual fund		3,412,939
*	T. Rowe Price Retirement 2005 Fund	Mutual fund		717,815
	Total mutual funds			281,068,637
	Common and commingled trust funds			
*	T. Rowe Price	Common/Commingled Trust Fund		76,008,778
*	T. Rowe Price	Common/Commingled Trust Fund		36,442,710
*	T. Rowe Price	Common/Commingled Trust Fund		55,186,507
	Total common and commingled trust funds			167,637,995
*	**Participant loans**	Participant loan accounts with interest rates ranging from 6% to 10.5% and maturity dates ranging from 2008 to 2020		2,651,606
	Total investments			$ 487,016,026

* Represents Party-in-interest to the Plan

** Cost has been omitted for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

INVESTMENT PLAN COMMITTEE OF PUGET SOUND ENERGY, INC.

/s/ Donald E. Gaines
Donald E. Gaines
Vice President, Finance and Treasurer

Date: June 25, 2008

EXHIBIT INDEX

The following exhibits are filed herewith:

23   Consent of Independent Registered Public Accounting Firm